Exhibit 4.3
DESCRIPTION OF CAPITAL STOCK

The following description of the capital stock of Madison Square Garden Entertainment Corp. (the “Company,” “we,” “us,” and “our”) is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to, our amended and restated certificate of incorporation and amended by-laws, which have been publicly filed with the Securities and Exchange Commission (“SEC”). The terms of these securities may also be affected by the General Corporation Law of the State of Delaware.
Our authorized capital stock consists of 165,000,000 shares, with a par value of $0.01 per share, of which 120,000,000 shares are Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), 30,000,000 shares are Class B Common Stock, par value $.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), and 15,000,000 shares are Preferred Stock, par value $.01 per share.
Class A Common Stock and Class B Common Stock
All shares of our Common Stock currently outstanding are fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.
Voting
Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. All actions submitted to a vote of stockholders are voted on by holders of Class A Common Stock and Class B Common Stock voting together as a single class, except for the election of directors and as otherwise set forth below. With respect to the election of directors, holders of Class A Common Stock vote together as a separate class and are entitled to elect 25% of the total number of directors constituting the whole Board of Directors and, if such 25% is not a whole number, then the holders of Class A Common Stock, voting together as a separate class, are entitled to elect the nearest higher whole number of directors that is at least 25% of the total number of directors. Holders of Class B Common Stock, voting together as a separate class, are entitled to elect the remaining directors.
If, however, on the record date for any stockholders meeting at which directors are to be elected, the number of outstanding shares of Class A Common Stock is less than 10% of the total number of outstanding shares of both classes of Common Stock, the holders of Class A Common Stock and Class B Common Stock vote together as a single class with respect to the election of directors and the holders of Class A Common Stock do not have the right to elect 25% of the total number of directors but have one vote per share for all directors and the holders of Class B Common Stock have ten votes per share for all directors.
If, on the record date for notice of any stockholders meeting at which directors are to be elected, the number of outstanding shares of Class B Common Stock is less than 12 1/2% of the total number of outstanding shares of both classes of Common Stock, then the holders of Class A Common Stock, voting as a separate class, continue to elect a number of directors equal to 25% of the total number of directors constituting the whole Board of Directors and, in addition, vote together with the holders of Class B Common Stock, as a single class, to elect the remaining directors to be elected at such meeting, with the holders of Class A

Common Stock entitled to one vote per share and the holders of Class B Common Stock entitled to ten votes per share.
In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Class B Common Stock, voting separately as a class, is required for the authorization or issuance of any additional shares of Class B Common Stock and for any amendment, alteration or repeal of any provisions of our amended and restated certificate of incorporation which would affect adversely the powers, preferences or rights of the Class B Common Stock. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the majority of the Common Stock. Our amended and restated certificate of incorporation does not provide for cumulative voting.
The Dolan family, including trusts for the benefit of members of the Dolan family (collectively, the “Dolan Family Group”), by virtue of their ownership of Class B Common Stock, are able collectively to control decisions on matters in which holders of our Class A Common Stock and Class B Common Stock vote together as a single class (including, but not limited to, a change in control), and to elect up to 75% of the Company’s Board. Members of the Dolan Family Group are parties to a Stockholders Agreement, which has the effect of causing the voting power of the holders of our Class B Common Stock to be cast as a block with respect to all matters to be voted on by holders of our Class B Common Stock. Under the Stockholders Agreement, the shares of Class B Common Stock owned by members of the Dolan Family Group are to be voted on all matters in accordance with the determination of the Dolan Family Committee, except that the decisions of the Dolan Family Committee are non-binding with respect to the Class B shares owned by certain Dolan family trusts that collectively own approximately 40.5% of the outstanding Class B Common Stock.
Advance Notification of Stockholder Nominations and Proposals
Our amended bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors. In particular, stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our amended bylaws. To be timely, the notice must be received by our corporate secretary not less than 60 or more than 90 days prior to the date of the stockholders’ meeting, provided that if the date of the meeting is publicly announced or disclosed less than 70 days prior to the date of the meeting, the notice must be given not more than ten days after such date is first announced or disclosed.
No Stockholder Action by Written Consent
Our amended and restated certificate of incorporation provides that, except as otherwise provided as to any series of preferred stock in the terms of that series, no action of stockholders required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting of stockholders, without prior notice and without a vote, and the power of the stockholders to consent in writing to the taking of any action without a meeting is specifically denied.

Conversions
The Class A Common Stock has no conversion rights. The Class B Common Stock is convertible into Class A Common Stock in whole or in part at any time and from time to time on the basis of one share of Class A Common Stock for each share of Class B Common Stock. In the case of any sale or disposition of Class B Common Stock by a Dolan children trust, or of any children trust shares by any other Dolan family interest to which such shares have been transferred, such stock must be converted to Class A Common Stock on a one-for-one basis. This conversion requirement will not apply to sales or dispositions of Class B Common Stock to Charles F. Dolan or other Dolan family interests. Any conversion of Class B Common Stock into Class A Common Stock would result in the issuance of additional shares of Class A Common Stock. As a result of any such conversion, existing holders of Class A Common Stock would own the same percentage of the outstanding Common Stock but a smaller percentage of the total number of shares of issued and outstanding Class A Common Stock. Additionally, the conversion of shares of Class B Common Stock, which are entitled to ten votes per share, into shares of Class A Common Stock, which are entitled to one vote per share, would increase the voting power of Class A Common Stockholders with respect to all actions that are voted on by holders of Class A Common Stock and Class B Common Stock as a single class; however, the holders of Class B Common Stock, voting as a separate class, would continue to have the right to elect up to 75% of the Board of Directors unless and until the Class B Common Stock represented less than 12 1/2% of the outstanding Common Stock and, when both classes vote together as one class, would continue to represent a majority of the outstanding voting power of our Common Stock unless and until the Class B Common Stock represented less than approximately 9.1% of our outstanding Common Stock.
Dividends
Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends equally on a per-share basis if and when such dividends are declared by the Board of Directors from funds legally available therefor. No dividend may be declared or paid in cash or property or shares of either Class A Common Stock or Class B Common Stock unless the same dividend is paid simultaneously on each share of the other class of Common Stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same dividend on a percentage basis (payable in shares of or securities convertible to shares of Class A Common Stock and other securities of us or any other person) as holders of Class B Common Stock receive (payable in shares of or securities convertible into shares of Class A Common Stock, shares of or securities convertible into shares of Class B Common Stock and other securities of us or any other person). The distribution of shares or other securities of the Company or any other person to common stockholders is permitted to differ to the extent that the Common Stock differs as to voting rights and rights in connection to certain dividends.
Liquidation
Holders of Class A Common Stock and Class B Common Stock share with each other on a ratable basis as a single class in the net assets available for distribution in respect of Class A Common Stock and Class B Common Stock in the event of a liquidation.

Other Terms
Neither the Class A Common Stock nor the Class B Common Stock may be subdivided, consolidated, reclassified or otherwise changed, except as expressly provided in our amended and restated certificate of incorporation, unless the other class of Common Stock is subdivided, consolidated, reclassified or otherwise changed at the same time, in the same proportion and in the same manner.
In any merger, consolidation or business combination, the consideration to be received per share by holders of either Class A Common Stock or Class B Common Stock must be identical to that received by holders of the other class of Common Stock, except that in any such transaction in which shares of capital stock are distributed, such shares may differ as to voting rights only to the extent that voting rights now differ between Class A Common Stock and Class B Common Stock.
Transfer Agent and Registrar
The transfer agent and registrar for the Class A Common Stock is EQ Shareowner Services.
Listing
Our Class A Common Stock is listed on the NYSE under the symbol “MSGE.”
Preferred Stock
Under our amended and restated certificate of incorporation, our Board of Directors is authorized, without further stockholder action to provide for the issuance of up to 15,000,000 shares of preferred stock in one or more series. The powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of the preferred stock of each series will be fixed or designated by the Board of Directors pursuant to a certificate of designations. There are no shares of our preferred stock currently outstanding. Any issuance of preferred stock may adversely affect the rights of holders of our Common Stock and may render more difficult certain unsolicited or hostile attempts to take over the Company.
Section 203 of the Delaware General Corporation Law
Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the Company’s Board of Directors; (2) the interested stockholder acquired at least 85% of the aggregate voting power of the Company in the transaction in which the stockholder became an interested stockholder; or (3) the business combination is approved by a majority of the Board of Directors and the affirmative vote of the holders of two-thirds of the aggregate voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply if, among other things, the Company’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. Our amended and restated certificate of incorporation does not contain such an election. However, our Board of Directors exercised its right under Section 203 to approve the acquisition of Common Stock in the spin-off of the Company from Madison Square Garden Sports Corp. by members of the Dolan family group. This has the effect of making Section 203 inapplicable to transactions between the Company and current and future members of the Dolan family group. Section 203 also may be inapplicable to the Dolan family group or to other persons for other reasons specified in the statute.